UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934*
__________________________________________

DUN & BRADSTREET HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
26484T106
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26484T106	13G

1	NAME OF REPORTING PERSON William P. Foley II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 5,786,664*
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,609,644*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 5,786,664*
	8	SHARED DISPOSITIVE POWER 10,609,644*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,396,308*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%*
12	TYPE OF REPORTING PERSON IN
* As of December 31, 2022. See Item 4 of this Schedule 13G/A.

CUSIP No. 26484T106	13G

1	NAME OF REPORTING PERSON Bilcar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,609,644*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,609,644*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,609,644*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%*
12	TYPE OF REPORTING PERSON* OO
* As of December 31, 2022. See Item 4 of this Schedule 13G/A.

CUSIP No. 26484T106	13G

Item 1(a).    Name of Issuer
Dun & Bradstreet Holdings Inc. ("Issuer")
Item 1(b).    Address of Issuer's Principal Executive Offices
5335 Gate Parkway
Jacksonville, FL 32256
Item 2(a).    Name of Person Filing
This statement is being filed on behalf of William P. Foley II and Bilcar, LLC (“Bilcar”) (collectively, the “Reporting Persons”). Bilcar is a partnership owned by Mr. Foley and Carol Foley.
An agreement among the Reporting Persons on behalf of which this Schedule 13G/A is filed was previously filed as an exhibit to the Reporting Persons' Schedule 13G.
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of each Reporting Person is:
1701 Village Center Circle
Las Vegas, Nevada 89134
Item 2(c).    Citizenship
Mr. Foley is a citizen of the United States. Bilcar is a California limited liability company.
Item 2(d).    Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”), of the Issuer.
Item 2(e).    CUSIP Number
26484T106
Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2022, are incorporated herein by reference. As of December 31, 2022, Mr. Foley beneficially owned an aggregate of 16,396,308 shares of Common Stock, which includes (i) 350,853 shares of Common Stock issued to Mr. Foley by the Issuer for his service on the Issuer’s board of directors that are restricted and subject to vesting, (ii) 10,609,644 shares of Common Stock directly owned by Bilcar, (iii) 3,355,811 shares of Common Stock directly owned by Mr. Foley, and (iv) 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley, representing approximately 3.7% of the shares of Common Stock outstanding (based on 437,811,379 shares of Common Stock outstanding, which includes (i) 435,731,379 shares of Common Stock outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the SEC on November 4, 2022, plus (ii) 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley).

Due to that certain letter agreement, dated as of June 30, 2020, by and among Bilcar, D&B Holdco, LLC, CC Star Holdings, LP, certain entities affiliated with Thomas H. Lee Partners, L.P., and Black Knight Infoserv, LLC (collectively, the “Letter Agreement Parties”), the Letter Agreement Parties may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 176,500,196 shares representing 40.1% of outstanding Common Stock based on the information concerning beneficial ownership provided to Bilcar by each of the other Letter Agreement Parties. It is the understanding of Bilcar that each of the other Letter Agreement Parties will be filing a separate Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of Common Stock beneficially owned by the other Parties.

Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2023
		By:	/s/William P. Foley II
		Name:	William P. Foley II

BILCAR, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to the Reporting Persons’ Schedule 13G filed on February 12, 2021).